Exhibit 99.1
TeliaSonera: TeliaSonera's Annual General Meeting, April 24, 2007

STOCKHOLM, Sweden—(BUSINESS WIRE)—April 24, 2007—Today's Annual General Meeting of TeliaSonera AB (publ) (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) approved the income statement and balance sheet for 2006.

The Annual General Meeting decided upon a dividend to shareholders of SEK 6.30 per share, and April 27, 2007 was decided as the record date for the dividend. With this record date, it is estimated that the dividend will be sent out from VPC on May 3, 2007.

The shareholders' meeting discharged the Board of Directors and the CEO from liability for the financial year 2006.

Ordinary members, Maija-Liisa Friman, Conny Karlsson, Lars G Nordstrom, Timo Peltola, Jon Risfelt, Caroline Sundewall and Tom von Weymarn were re-elected.

Tom von Weymarn was re-elected as Chairman.

The following directors' fees were approved for the Board of Directors: to the Chairman, SEK 900,000 (previously 800,000) and to the other board members, elected by the Annual General Meeting, SEK 400,000 each. In addition, remuneration to the Chairman of the Board's Audit Committee of SEK 150,000 and of SEK 100,000 to each of the other members of the Audit Committee, and remuneration to the Chairman of the Board's Remuneration Committee with SEK 40,000 and of SEK 20,000 to each of the other members of the Remuneration Committee, were approved.

It was decided that Jonas Iversen (the Swedish state), Markku Tapio (the Finnish state), KG Lindvall (Swedbank Robur), Lennart Ribohn (SEB) together with Tom von Weymarn (the Chairman of the Board of Directors) were elected to the Nomination Committee.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.
Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.
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CONTACT:	TeliaSonera AB
+46-(0)8-713 58 30